September 29, 2011

Mr. Chad Eskildsen

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Forward Funds (the “Registrant”)
File Nos. 033-48940; 811-06722
Post-Effective Amendment No. 84 and Amendment No. 84

Dear Mr. Eskildsen:

Pursuant to your request, this letter responds to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) to the undersigned and Palak Patel, each of ALPS Fund Services, Inc., on Friday August 26, 2011, in connection with your review of Post-Effective Amendment No. 84 (“PEA 84”) and Amendment No. 84 to the Registrant’s registration statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively, filed on July 15, 2011 via PEA 84 for the purposes of registering the Forward Global Credit/Long Short Fund (the “Fund”), a new series of the Registrant.

Set forth in the numbered paragraphs below are your comments of August 26, 2011 to PEA 84, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Prospectus

1)	Comment: In the Annual Fund Operating Expenses table, the line item “Shareholder Services Fees” should be combined with the line item “Distribution (12b-1) Fees” if the shareholder service fees are adopted pursuant to a rule 12b-1 plan. If they are not pursuant to a rule 12b-1 plan, then the shareholder service fees should be included with the line item “Other Expenses”.

Response: Item 3 Instruction 3(b) to Form N-1A states that under an appropriate caption or a sub-caption of “Other Expenses” line item in the Fees and Expense Table, a Registrant can disclose the amount of any distribution or similar expenses deducted from the Fund’s assets other than pursuant to a rule 12b-1 plan. The Registrant’s shareholder services fees are not pursuant to a rule 12b-1 plan and thus pursuant to the instructions, Registrant believes “Shareholder Services Fees” is an appropriate caption. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

2)	Comment: Since the Fund invests in exchange-traded funds, confirm whether “Acquired Fund Fees and Expenses” will be included in the Annual Fund Operating Expenses table or will it be a minor amount and not included.

Response: The Registrant anticipates that expenses attributable to the Fund’s investments in “Acquired Funds” (as defined in Form N-1A) will not exceed 0.01 percent; therefore, in accordance with Instruction 3.(f)(i) of Item 3 of Form N-1A, the separate “Acquired Fund Fees and Expenses” subcaption will not be included in the Annual Fund Operating Expenses table.

3)	Comment: Confirm that “Short Sales” or “Dividend Interest” will be in the Annual Fund Operating Expenses table.

Response: In accordance with Instruction 3 of Item 3 of Form N-1A, expenses related to short sales, including dividends paid on borrowed securities, will be disclosed in the Annual Fund Operating Expenses table.

4)	Comment: In footnote (1) to the Annual Fund Operating Expenses table, please confirm that no one, including the Advisor, can terminate the waiver prior to the termination date.

Response: The Registrant notes that the disclosure contained in footnote (1) to the Annual Fund Operating Expenses table accurately states that the Fund’s investment advisor is “contractually obligated” (emphasis added) to waive a portion of its fees and reimburse other expenses until April 30, 2013. The Registrant believes that the inclusion of the phrase “contractually obligated” clearly indicates to shareholders that the waiver arrangement may not be terminated under any circumstances until April 30, 2013. Accordingly, the Registrant has not made any revisions in response to the comment.

5)	Comment: The Registrant should consider shortening the length of the Principal Investment Strategies section and move certain disclosure outside of the summary section under Item 9 of Form N-1A.

Response: The Registrant has reviewed the Principal Investment Strategies section and believes that the current disclosure summarizes “how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies” per Item 4(a) of Form N-1A. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

6)	Comment: Under the Principal Investment Strategies section, third sentence of the first paragraph, states the Fund “normally invests its assets, both long and short, among at least ten countries throughout the world.” However, the first sentence of the second paragraph, states “Under normal conditions, the Fund will invest in a minimum of five countries and at least 40% of its net assets in the securities….” Please explain or reconcile the reference between “ten countries” and “five countries”. [Underline added.]

Response: The Registrant has revised the disclosure to clarify the Fund’s policy with regard to investment, under normal circumstances, in a minimum of five countries.

7)	Comment: With respect to the derivatives disclosure included in the Principal Risks section, please refer to the Staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus. In particular, please note that the disclosure should include a list of derivatives used, how the use of those derivatives furthers the investment objective of the Fund, and the risks specific to each type of derivative used.

Response: The Registrant has reviewed the applicable disclosure and has made revisions to the disclosure in response to the Staff’s comment. The Registrant believes that the revised disclosure regarding the Fund’s derivatives is specific and outlines how such derivatives are expected to be used in connection with the Fund’s investment strategy. As such, the Registrant believes that the disclosure regarding the Fund’s use and strategy with respect to derivatives already complies with the observations contained in the Staff’s letter to the Investment Company Institute. The Registrant has noted the comment and will revise the Fund’s derivatives disclosure in future periods, if necessary, based on the investment experience of the Fund under its investment strategy.

8)	Comment: Under the Principal Risk section, Borrowing is listed as a principal risk, however, there is not a borrowing type strategy in the Principal Investment Strategies section. Add borrowing as a strategy type if it is considered a principal risk.

Response: The requested revision has been incorporated.

9)	Comment: Under the Principal Risk section, Portfolio Turnover, move the sentence, “The Fund is generally expected to engage in frequent and active trading of portfolio securities to achieve its investment objectives” to the Principal Investment Strategies section if it is a principal strategy.

Response: The Registrant has added disclosure to the Principal Investment Strategies section stating that “The Fund is generally expected to engage in frequent and active trading of portfolio securities.”

10)	Comment: Remove the sentence “The Fund is team managed, all investment decisions are made jointly by the team, and each team member has co-primary responsibility for the day-to-day management of the Fund.” from the Investment Advisory/Portfolio Manager section to the Investment Advisor section.

Response: The Registrant notes that the format of the disclosure for the sub-advisor and portfolio manager mirrors the format of disclosure contained in prospectuses for other funds of the Registrant and complies with Item 5 of Form N-1A. Accordingly, in the interest of disclosure consistency among the prospectuses for each fund of the Registrant and to avoid investor confusion, the Registrant has not made any revisions in response to the comment. However, the Registrant will note the comment in connection with the upcoming annual update.

11)	Comment: In the Security Types of the Fund section, many of the securities listed are not included or discussed in the summary section. Remove any securities that do not pertain to the Fund.

Response: In many cases, the securities listed in the Security Types of the Fund section are specific types of securities included within the categories of securities described in the Fund’s Principal Investment Strategies section. The Registrant believes that this approach is consistent with Form N-1A’s “layered” approach to disclosure. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment. However, the Registrant will note the comment in connection with the upcoming annual update.

12)	Comment: In the Discussion of Principal and Non-Principal Risks section, clearly delineate the principal risks and non-principal risks.

Response: The introduction to the Discussion of Principal and Non-Principal Risks currently discloses that the principal risks of the Fund are those risks “Summarized in the ‘Fund Summary’ section” of the prospectus. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment. However, the Registrant will note the comment in connection with the upcoming annual update.

13)	Comment: In the Purchasing Shares/How to Buy Shares section, fifth paragraph, per Item 11(a)(2) of Form N-1A, disclose price of purchase orders will be determined at the next day purchased NAV.

Response: The requested revision has been incorporated.

Statement of Additional Information:

14)	Comment: The second Fundamental Investment Restriction listed under Fundamental Investment Restrictions of the Fund discusses swaps but excludes credit default swaps. Disclose whether the Fund will sell credit default swaps and if so, disclose whether credit default swap issuers will be treated as an issuer for purposes of the Fund’s concentration policy.

Response: The Registrant has revised the disclosure regarding the application of the Fund’s second Fundamental Investment Restriction to credit default swaps to clarify that the Fund will look through each swap agreement, including a credit default swap agreement, to the reference issuers that constitute the swap agreement’s reference investment for purposes of the Fund’s concentration policy. The revised disclosure states that:

with respect to the Fund’s investment in swap agreements, the Fund will look through each swap agreement to the reference issuers (i.e., the issuer of the reference investment) that constitute the swap agreement’s reference investment (i.e., the underlying asset or investment to which a swap agreement relates), as if the Fund had invested directly in those issuers in the same proportion to which each issue contributes to the reference investment.

The Registrant anticipates that the Fund will enter into credit default swaps.

General:

15)	Comment: Please file via EDGAR as a correspondence filing a letter responding to the Staff’s comments before filing the 485(b) filing.

Response: The Registrant has filed this comment and response letter via EDGAR as a correspondence filing on September 29, 2011.

16)	Comment: Please contact the Staff if the Registrant does not understand any of the comments to the registration statement given by the Staff.

Response: The Registrant believes that it understands all of the comments to the registration statement given by the Staff and has included responses to such comments above. As noted in certain of the Registrant’s responses above, the Registrant will note and consider incorporating such comments in connection with the upcoming annual update.

* * *

No fees are required in connection with this filing. Please feel free to contact the undersigned at 720.917.0602 should you have any questions.

Sincerely,

/s/ Erin E. Douglas
Erin E. Douglas, Esq.

cc:	Judith M. Rosenberg, Chief Compliance Officer, Forward Funds
Douglas P. Dick, Partner, Dechert LLP
Matthew Curtin, Dechert LLP